SCHEDULE 14A
(Rule 14a-101)
INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934
(Amendment No.)

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ARCHER-DANIELS-MIDLAND COMPANY

(Name of Registrant as Specified in Its Charter)

(Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

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ARCHER-DANIELS-MIDLAND COMPANY
4666 Faries Parkway, Decatur, Illinois 62526

NOTICE OF ANNUAL MEETING

To All Stockholders:

   NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of Archer-Daniels-Midland Company, a Delaware corporation, will be held at the JAMES R. RANDALL RESEARCH CENTER, 1001 BRUSH COLLEGE ROAD, DECATUR, ILLINOIS, on Thursday, November 1, 2001, at 11:00 A.M., for the following purposes:

   (1) To elect Directors to hold office until the next Annual Meeting of Stockholders and until their successors are duly elected and qualified;

   (2) To ratify the appointment by the Board of Directors of Ernst & Young LLP as independent auditors to audit the accounts of the Company for the fiscal year ending June 30, 2002;

   (3) To consider and act upon a proposal to amend Article Fourth of the Certificate of Incorporation of the Company increasing the authorized Common Stock without par value from 800,000,000 shares to 1,000,000,000 shares;

   (4) If properly presented, to consider and act upon the Stockholders' proposals set forth in the proxy statement; and

   (5) To transact such other business as may properly come before the meeting.

                              By Order of the Board of Directors

                              D. J. Smith, Secretary

October 4, 2001

ARCHER-DANIELS-MIDLAND COMPANY
4666 Faries Parkway, Decatur, Illinois 62526

October 4, 2001

PROXY STATEMENT

General Matters

The accompanying proxy is SOLICITED BY THE BOARD OF DIRECTORS of Archer-Daniels-Midland Company (the "Company") for the Annual Meeting of Stockholders of the Company to be held at the JAMES R. RANDALL RESEARCH CENTER, 1001 BRUSH COLLEGE ROAD, DECATUR, ILLINOIS, on Thursday, November 1, 2001, at 11:00 A.M. This Proxy Statement and the enclosed form of proxy are first being mailed to Stockholders on or about October 4, 2001.

The cost of solicitation of proxies will be borne by the Company. Georgeson Shareholder Communications Inc. has been retained by the Company to assist in solicitation of proxies at a fee of $19,000, plus reasonable out-of-pocket expenses. Solicitation other than by mail may be made by officers or by regular employees of the Company or by employees of Georgeson Shareholder Communications Inc. by personal or telephone solicitation, the cost of which is expected to be nominal. The Company will reimburse brokerage firms and other securities custodians for their reasonable expenses in forwarding proxy materials to their principals.

Only holders of shares of Common Stock of record at the close of business on September 7, 2001 will be entitled to notice of and to vote at the meeting and at all adjournments thereof. At the close of business on September 7, 2001, the Company had outstanding 631,272,693 shares of Common Stock, each share being entitled to one vote.

Admittance to the Annual Meeting will be limited to Stockholders. If you are a Stockholder of record and plan to attend, please detach the admission ticket from the top of your proxy card and bring it with you to the Annual Meeting. The number of people admitted will be determined by how the shares are registered, as indicated on the admission ticket. If you are a Stockholder whose shares are held by a broker, bank or other nominee, please request an admission ticket by writing to: Archer-Daniels-Midland Company Shareholder Relations, 4666 Faries Parkway, Decatur, IL 62526-5666. Evidence of your stock ownership, which you can obtain from your broker, bank or nominee, must accompany your letter. Stockholders who are not
pre-registered will only be admitted to the meeting upon verification of stock ownership. The number of tickets sent will be determined by the manner in which shares are registered. If your request is received by October 26, 2001, an admission ticket will be mailed to you. All other admission tickets can be obtained at the registration table located at the James R. Randall Research Center lobby beginning at 9:30 A.M. on the day of the Annual Meeting.

Shares represented by proxies in the form enclosed, properly executed, will be voted. Proxies may be revoked at any time prior to being voted.

With the exception of the election of directors, the affirmative vote of the holders of a majority of the outstanding shares of Common Stock present in person or represented by proxy at the meeting and entitled to vote is required for approval of each proposal presented in this Proxy Statement. A plurality of the votes of outstanding shares of Common Stock of the Company present in person or represented by proxy at the meeting and entitled to vote on the election of directors is required for the election of directors. Abstentions will be counted toward the tabulation of votes cast on proposals presented to the Stockholders and will have the same effect as negative votes. Broker non-votes are counted toward a quorum, but are not counted for any purpose in determining whether a matter has been approved.

Principal Holders of Voting Securities

The following Stockholder is known to the Company to be the beneficial owner of more than 5% of the outstanding Common Stock of the Company, based upon filings thereof with the Securities and Exchange Commission.

Name and Address of Beneficial Owner	Amount	Percent of Class

State Farm Mutual Automobile Insurance Company and Related Entities Bloomington, Illinois 61701		53,642,039		____8.49___

Election of Directors

It is intended that proxies solicited by the Board of Directors will, unless otherwise directed, be voted to fix at ten (10) the number of Directors to be elected and to elect the nominees named below.

Eight of the ten nominees proposed for election to the Board of Directors are presently members of the Board. Mr. D. O. Andreas, Mr. John R. Block, Mr. Richard Burt, Mr. G. O. Coan, Mr. F. Ross Johnson, and Mr. Robert S. Strauss are not nominees for reelection. The new nominees for election to the Board of Directors are Sandra Andreas McMurtrie and Roger S. Joslin.

The proxies (unless otherwise directed) will be voted for the election of the nominees named herein as Directors to hold office until the next succeeding Annual Meeting of Stockholders and until their successors are duly elected and qualified. In the event any nominee for Director becomes unavailable, it is intended that the persons named in the proxy may vote for a substitute who will be designated by the Board of Directors. The Board has no reason to believe that any nominee will be unable to serve as a Director. All present members of the Board have served continuously as Directors from the year stated.

The nominees, their age, position with the Company, principal occupation, directorships of other publicly-owned companies, the year in which each first became a Director, and the number of shares of Common Stock of the Company beneficially owned, directly or indirectly, by each are shown in the following table. Except for Ms. Mollie Hale Carter and Mr. Andrew Young, all of the nominees have been Executive Officers of their respective companies or employed as otherwise specified below for at least the last five years. Ms. Carter was a Senior Investment Officer for the John Hancock Mutual Life Insurance Company from 1987 until 1997 at which time she became Chairman of Sunflower Bank in Salina, Kansas and Vice President of Star A, Inc. Mr. Young served as Vice-Chairman of the Law Companies Group, an engineering and environmental consulting company, from January 1990 until 1996 when he retired from this position to serve as Co-Chairman of the Atlanta Committee for the Olympic Games. In January 1997, Mr. Young was appointed as Co-Chairman of GoodWorks International and in 1998 was appointed Chairman of that company.

A plurality of the votes cast by the holders of shares of Common Stock of the Company present in person or represented by proxy at the meeting and entitled to vote on the election of Directors is required for the election of Directors.

Name, Age, Principal Occupation or Position, Directorships of Other Publicly-Owned Companies	Year First Elected as Director	Common Stock Owned		Percent of Class
G. Allen Andreas, 58, Chairman of the Board and Chief Executive of the Company.	1997	4,329,962	(1)(3)	*
Sandra Andreas McMurtrie, 61, Private Investments.		30,949,915	(4)	4.90
Mollie Hale Carter, 39, Chairman, Sunflower Bank and Vice President, Star A, Inc. (a farming and ranching operation).	1996	13,768,370	(2)(5)	2.18
Herman de Boon, 54, Chief Executive Officer of Royal Cebeco Group (an international agri-food cooperative).	2000	2,102,742	(2)(6)	*

Roger S. Joslin, 65, Vice Chairman of the Board of State Farm Mutual Automobile Insurance Company. He is a Director of State Farm Mutual Trust, State Farm Associates' Funds Trust, State Farm Variable Product Trust, State Farm Life Insurance Company Variable Annuity Separate Account, State Farm Life Insurance Company Variable Life Separate Account, State Farm Life and Accident Assurance Company Variable Annuity Separate Account, and State Farm Life and Accident Assurance Company Variable Life Separate Account.		53,431,043	(7)	8.46
D. J. Mimran, 34, Chief Executive Officer of Groupe Mimran and President of Eurafrique, Sometra and Cavpa (international grain trading companies).	1999	4,256,152	(2)(8)	*
M. Brian Mulroney, 62, Senior Partner in the law firm of Ogilvy Renault. He is a Director of Barrick Gold Corporation, TrizecHahn Corporation, Viasystems Group, Inc., Cendant Corporation, AOL Latin America, Inc., Quebecor Inc., Quebecor World, Inc. and Cognicase Inc.	1993	35,232	(2)	*
J. K. Vanier, 73, Chief Executive Officer, Western Star Ag. Resources, Inc.(investments and livestock).	1978	11,702,631	(2)(9)	1.85
O. G. Webb, 65, farmer. Former Chairman of the Board and President, GROWMARK, Inc. (a farmer-owned cooperative).	1991	20,528	(2)	*
Andrew Young, 69, Chairman of GoodWorks International (a specialty consulting group). Mr. Young is a Director of Delta Airlines, Inc., Argus Inc., Host Marriott Corporation, Cox Communication Inc. and Thomas Nelson, Inc.	1997	31,520	(2)	*

* Less than 1% of outstanding shares

(1) Includes shares allocated as a beneficiary under the Company's Tax Reduction Act Stock Ownership Plan (TRASOP) and ADM Employee Stock Ownership Plan (ESOP).
(2) Includes stock units allocated under the Company's Stock Unit Plan for Nonemployee Directors that are deemed to be the equivalent of outstanding shares of Common Stock for bookkeeping and valuation purposes.
(3) Includes 3,927,484 shares in which Mr. Andreas disclaims any beneficial interest, in trust for members of his family of which he is a trustee or has sole or shared voting power. Includes 119,270 shares that are unissued but are subject to stock options exercisable within 60 days from the date of this Proxy Statement.
(4) Includes 29,872,534 shares in which Mrs. McMurtrie disclaims any beneficial interest, in trust for members of her family of which she is a trustee, in a foundation of which Mrs. McMurtrie is an officer and in a partnership of which Mrs. McMurtrie is the President which includes 197,727 shares held for G. Allen Andreas and 6,929,934 shares held for D. O. Andreas.
(5) Includes 4,799,862 shares owned by or in trust for members of Ms. Carter's family in which Ms. Carter disclaims beneficial interest in 165,391 shares. Includes 8,934,381 shares held in family corporations with respect to which Ms. Carter disclaims any beneficial interest in 7,879,478 shares.

(6) Includes 2,100,000 shares owned by Intrade N.V. of which Mr. de Boon is Chairman of the Board of Supervisory Directors and in which he disclaims any beneficial interest.

(7)   Includes 53,431,043 shares owned by State Farm Mutual Automobile Insurance Company, its subsidiaries, affiliates and associate benefit plans in which Mr. Joslin disclaims any beneficial interest.

(8) Includes 1,711,999 shares of which Mr. Mimran has shared voting power.

(9) Includes 123,268 shares owned by members of Mr. Vanier's family in which he disclaims any beneficial interest. Includes 7,275,991 shares in various trusts of which Mr. Vanier is one of the trustees and in a corporation in which Mr. Vanier and members of his family have certain beneficial interests (see footnote 5; Mr. Vanier is the brother of Ms. Carter's mother and 3,907,452 of the reported shares were also reported by Ms. Carter).

J. D. McNamara, B. D Kraft, M. L. Andreas and L. H. Cunningham are four of the five highest paid Executive Officers of the Company but are not Directors of the Company.

J. D. McNamara beneficially owns 48,847 shares of Common Stock of the Company, constituting less than 1% of the outstanding shares of Common Stock, which number includes (1) shares allocated to him as a beneficiary under the Company's ESOP, ADM Registered Retirement Savings and Stock Purchase Plan and ADM Voluntary Stock Purchase Plan and (2) 28,049 shares that are unissued but are subject to stock options exercisable within 60 days from the date of this Proxy Statement.

B. D Kraft retired as Senior Vice President on June 30, 2001. Mr. Kraft beneficially owns 3,044,066 shares of Common Stock of the Company, constituting less than 1% of the outstanding shares of Common Stock, which number includes (1) shares allocated to him as a beneficiary under the Company's TRASOP, ESOP and Tabor Employees Profit Sharing Plan, (2) 102,956 shares in trusts for members of his family of which he is a Co-Trustee and in which he disclaims any beneficial interest, and (3) 54,773 shares that are subject to stock options exercisable within 60 days from the date of this Proxy Statement.

M. L. Andreas beneficially owns 1,531,513 shares of Common Stock of the Company, constituting less than 1% of the outstanding shares of Common Stock, which number includes (1) shares allocated to him as a beneficiary under the Company's TRASOP and ESOP, (2) 1,311,185 shares owned by Andreas Corporation with respect to which he disclaims any beneficial interest in 1,088,284 shares, (3) 158,704 shares in trusts for members of his family and in which he disclaims any beneficial interest, and (4) 44,258 shares that are subject to stock options exercisable within 60 days from the date of this Proxy Statement.

L. H. Cunningham beneficially owns 49,963 shares of Common Stock of the Company, constituting less than 1% of the outstanding shares of Common Stock, which number includes shares allocated to him as a beneficiary under the Company's ESOP.

D. O. Andreas, J. R. Block, R. Burt, G. O. Coan, F. R. Johnson and R. S. Strauss were Directors during the fiscal year ended June 30, 2001, but are not nominees for reelection.

D. O. Andreas beneficially owns 28,188,632 shares of Common Stock of the Company, constituting_4.47% of the outstanding shares of Common Stock, which number includes stock units allocated under the Company's Stock Unit Plan for Nonemployee Directors that are deemed to be the equivalent of outstanding shares of Common Stock for bookkeeping and valuation purposes and includes 21,169,070 shares in which Mr. Andreas disclaims any beneficial interest, in trust for members of his family of which he is a trustee and in a partnership of which Mr. Andreas is the managing partner which includes 197,727 shares held for Mr. G. Allen Andreas and 1,077,381 shares held for Sandra Andreas McMurtrie.

J. R. Block beneficially owns 21,441 shares of Common Stock of the Company, constituting less than 1% of the outstanding shares of Common Stock, which number includes stock units allocated under the Company's Stock Unit Plan for Nonemployee Directors that are deemed to be the equivalent of outstanding shares of Common Stock for bookkeeping and valuation purposes.

R. Burt beneficially owns 15,621 shares of Common Stock of the Company, constituting less than 1% of the outstanding shares of Common Stock, which number includes stock units allocated under the Company's Stock Unit Plan for Nonemployee Directors that are deemed to be the equivalent of outstanding shares of Common Stock for bookkeeping and valuation purposes.

G. O. Coan beneficially owns 3,682,982 shares of Common Stock of the Company, constituting less than 1% of the outstanding shares of Common Stock, which number includes stock units allocated under the Company's Stock Unit Plan for Nonemployee Directors that are deemed to be the equivalent of outstanding shares of Common Stock for bookkeeping and valuation purposes and includes 3,659,368 shares owned by Gold Kist Inc. and 186 shares owned by a member of Mr. Coan's family in which Mr. Coan disclaims any beneficial interest.

F. R. Johnson beneficially owns 205,109 shares of Common Stock of the Company, constituting less than 1% of the outstanding shares of Common Stock, which number includes stock units allocated under the Company's Stock Unit Plan for Nonemployee Directors that are deemed to be the equivalent of outstanding shares of Common Stock for bookkeeping and valuation purposes.

R. S. Strauss beneficially owns 74,653 shares of Common Stock of the Company, constituting less than 1% of the outstanding shares of Common Stock, which number includes stock units allocated under the Company's Stock Unit Plan for Nonemployee Directors that are deemed to be the equivalent of outstanding shares of Common Stock for bookkeeping and valuation purposes.

Common Stock beneficially owned by all Directors and Executive Officers as a group, numbering 42 persons including those listed above, is 78,427,744 shares representing 12.42% of the outstanding shares, of which 846,785 shares are unissued but are subject to stock options exercisable within 60 days from the date of this Proxy Statement.

G. Allen Andreas and M. L. Andreas are nephews of D. O. Andreas. Sandra Andreas McMurtrie is the daughter of D. O. Andreas. G. Allen Andreas, M. L. Andreas and Sandra Andreas McMurtrie are cousins. Mollie Hale Carter is a niece of J. K. Vanier.

Information Concerning Committees and Meetings

During the last fiscal year the Board of Directors of the Company held five regularly scheduled meetings.

During the last fiscal year, the Board had Audit, Compensation, Nominating, Succession, Public Policy, Corporate Governance, and Executive Committees. The Audit Committee consisted of Messrs. Coan, Block, de Boon, Burt, Mimran, Young and Ms. Carter; the Compensation Committee consisted of Messrs. Block, Coan, Johnson, Mimran and Vanier; the Nominating Committee consisted of Ms. Carter and Messrs. Burt, Coan and Young; the Succession Committee consisted of Messrs. Webb, Coan, Johnson, Strauss and Vanier; the Public Policy Committee consisted of Messrs. Mulroney, Block, de Boon, Burt, Webb and Young; the Corporate Governance Committee consisted of Messrs. Coan, Block, de Boon, Burt, Johnson, Mimran, Mulroney, Strauss, Vanier, Webb, Young and Ms. Carter; and the Executive Committee consisted of Messrs. G. A. Andreas, Strauss and Webb and Ms. Carter.

The Audit Committee, which operates pursuant to a written charter adopted by the Board, met five times during the fiscal year. All of the members of the Audit Committee were determined by the Board to be "independent" directors, as that term is defined in the applicable listing standards of the New York Stock Exchange. The Audit Committee reviews the (1) overall plan of the annual independent audit, (2) financial statements, (3) scope of audit procedures, (4) performance of the Company's independent auditors and internal auditors, (5) auditors' evaluation of internal controls, and (6) matters of legal compliance. A copy of the ADM Audit Committee Charter is attached as Exhibit "A" to this Proxy Statement.

The Compensation Committee, which met four times during the fiscal year, reviews and establishes compensation of Officers, approves direct annual compensation to any employee in the amount of $200,000 or more, approves awards to employees pursuant to the incentive compensation plans of the Company, and approves modifications in employee benefit plans with respect to the benefits salaried employees receive under such plans. All of its actions are submitted to the Board for ratification.

The Nominating Committee, which met once during the fiscal year, considers and recommends nominees to the Board. The Committee will consider nominees recommended by a Stockholder provided the Stockholder submits the nominee's name in a written notice delivered to the Secretary of the Company at the principal executive offices of the Company not less than sixty nor more than ninety days prior to the anniversary date of the immediately preceding Annual Meeting of Stockholders; provided that, in the event that the Annual Meeting is called for a date that is not within thirty days before or after such anniversary date, the notice must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the Annual Meeting was mailed or public disclosure of the date of the Annual Meeting was made, whichever first occurs (different notice delivery requirements may apply if the number of Directors to be elected at an Annual Meeting is being increased, and there is no public announcement by the Company naming all of the nominees or specifying the size of the increased Board at least one hundred days prior to the first anniversary of the preceding year's Annual Meeting). Any such notice must set forth the information required by Section 1.4(c)of the Company's Bylaws, and must be accompanied by the written consent of the proposed nominee to being named as a nominee and to serve as a Director if elected.

The Succession Committee, which met four times during the fiscal year, reviews and establishes the succession plans for the management of the Company.

The Public Policy Committee, which did not meet during the fiscal year, reviews and recommends activities directed at fulfilling the social responsibility of the Company.

The Corporate Governance Committee, which met twice during the fiscal year, assesses Board and Committee effectiveness and establishes and approves performance criteria for evaluation of the Chief Executive.

The Executive Committee, which did not meet during the fiscal year, exercises the power and authority of the Board in the management and direction of the business and affairs of the Company when the Board is not in session.

Executive Compensation

The following table sets forth information concerning the Company's Chief Executive and the four other most highly paid Executive Officers of the Company.

Summary Compensation Table

Name and Principal Position	Fiscal Year	Annual Compensation			Long Term Compensation		All
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Awards ($)	Securities Underlying Options (#)(2)	Other Compensation ($)(3)
G. A. Andreas	2001	2,398,480	-0-	66,992(4)	-0-	-0-	8,500
Chairman and	2000	2,373,972	-0-	69,419(4)	-0-	524,998	8,500
Chief Executive	1999	2,437,698	-0-	-0-	-0-	124,027	8,000
J. D. McNamara,	2001	1,219,775	-0-	-0-	-0-	-0-	8,500
President	2000	1,198,751	-0-	-0-	-0-	314,997	8,500
	1999	625,543(1)	-0-	-0-	-0-	49,612	8,000
B. D Kraft,	2001	1,015,384	-0-	-0-	326,250 (5)	-0-	8,500
Retired	2000	994,735	-0-	-0-	-0-	-0-	8,500
Senior Vice President	1999	947,744	-0-	-0-	-0-	22,048	8,000
M. L. Andreas,	2001	814,539	-0-	-0-	-0-	-0-	8,500
Senior Vice	2000	781,507	-0-	-0-	-0-	104,997	8,500
President and Director of Corporate Marketing	1999	748,445	-0-	-0-	-0-	22,048	8,000
L. H. Cunningham,	2001	709,090	-0-	-0-	-0-	-0-	8,500
Senior Vice	2000	522,458	-0-	-0-	-0-	104,997	8,500
President	1999	554,862	-0-	-0-	-0-	-0-	8,000

(1) Salary paid all or in part in Canadian currency and converted to U.S. currency based on an exchange rate of $1.4730 on June 30, 1999.

(2) Number of options granted in fiscal year indicated and adjusted for all stock dividends and stock splits paid to date.

(3) These amounts represent the Company's matching contribution under the ESOP in calendar years 1999, 2000 and 2001. This is a contributory plan available to all salaried employees, as well as hourly employees at specific locations, who have completed six months of service with the Company. For most locations employees can contribute from 1% to 15% of regular earnings and the Company's matching contribution is equal to 100% of the first 4% and 50% of the next 2% of the employee's contribution. The maximum employee contribution in calendar year 1999 was $10,000, and was $10,500 per year in calendar years 2000 and 2001. Employee contributions are invested as they elect in one or more of several investment funds made available from time to time or in Company stock. Company matching contributions are invested in shares of Company stock. Beginning at age 55, employees can reinvest company matching contributions in one or more investment funds. All contributions are fully-vested to the participants; however, there are withdrawal restrictions.

(4) Includes $45,203 and $37,968 for personal use of company-owned aircraft in 2000 and 2001, respectively. Amounts for Other Annual Compensation are reported on a calendar year basis.

(5) On June 29, 2001, Mr. Kraft was granted a restricted stock award in the amount of 25,000 shares valued at $326,250 on the date of the grant. The restricted stock shall vest on June 30, 2003. Mr. Kraft is entitled to receive all dividends paid with respect to such restricted stock. This grant was made pursuant to the Incentive Compensation Plan approved at the 1999 Annual Meeting of Stockholders.

   During the last fiscal year, compensation for nonemployee Directors consisted of an annual retainer of $100,000, at least one-half of which will be paid in stock units pursuant to the Company's Stock Unit Plan for Nonemployee Directors.

   For the period July 1, 2000 through June 30, 2001 the Executive Officers named above were not granted any stock options.

Aggregated Option Exercises in Fiscal Year and
Fiscal Year-End Option Values (1)

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Unexercised Options at Fiscal Year-End (#)		Value of Unexercised In-the-Money Options at Fiscal Year-End ($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
G. A. Andreas	-0-	-0-	108,374	702,401	26,502	1,005,751
J. D. McNamara	-0-	-0-	25,816	370,423	6,620	602,123
B. D Kraft	-0-	-0-	49,190	47,416	33,123	16,576
M. L. Andreas	-0-	-0-	39,792	145,682	26,501	211,751
L. H. Cunningham	-0-	-0-	-0-	104,997	-0-	198,497

(1) Table reflects adjustments for stock dividends and stock splits paid to date.

        The Company has a Retirement Plan for Salaried Employees (the "Plan"). The Company made a contribution to the Plan for calendar and Plan year 2000 equal to the required minimum ERISA contribution. The following table shows the estimated annual benefits payable as a life annuity, upon normal retirement, to persons in specified salary and years-of-service classifications:

5 Year Average Base Compensation	For Years of Credited Service Shown Below			
	10	20	30	35
$ 200,000	$ 32,953	$ 65,907	$ 98,860	$ 103,860
400,000	67,953	135,907	203,860	213,860
600,000	102,953	205,907	308,860	323,860
800,000	137,953	275,907	413,860	433,860
1,000,000	172,953	345,907	518,860	543,860
1,200,000	207,953	415,907	623,860	653,860
1,400,000	242,953	485,907	728,860	763,860
1,600,000	277,953	555,907	833,860	873,860
1,800,000	312,953	625,907	938,860	983,860
2,000,000	347,953	695,907	1,043,860	1,093,860
2,200,000	382,953	765,907	1,148,860	1,203,860
2,400,000	417,953	835,907	1,253,860	1,313,860

The pension amount is based on the final average monthly compensation (average of the 60 consecutive months of the last 180 months which produce the highest average). For purposes of the Plan, the term "compensation" is defined as base compensation ("Salary" as shown in the Summary Compensation Table) paid during the Plan year. The pension amount is calculated as follows: final average monthly compensation times 36% plus 16.5% of final average compensation in excess of Social Security covered compensation for the first 30 years of service plus 0.5% of final average compensation for each year in excess of 30 years of service and additional early retirement reduction when the pension commences prior to age 65. The normal retirement age under the Plan is age 65 with 5 years of service. The 5 year average compensation for purposes of the Plan of each of the five highest paid Executive Officers of the Company and the number of years of service rounded to the nearest year and credited to each of them under the Plan was as follows: G. A. Andreas $1,851,283 (28 years); B. D Kraft $884,333 (25 years); M. L. Andreas $722,825 (29 years); J. D. McNamara $821,104 (21 years); and L. H. Cunningham $475,897 (7 years).

Various provisions of the Internal Revenue Code of 1986, as amended, limit the amount of benefits payable under a qualified pension plan. When these limits operate to reduce a pension benefit payable under the Plan, the Company will provide additional amounts so that the total annual pension will be as provided in the Plan.

Compensation Committee Report

The Compensation Committee (the "Committee") is comprised of five independent directors. The Committee reviews and establishes the compensation of the officers of the Company, approves the direct annual compensation to any employee in the amount of $200,000 or more, approves awards to employees pursuant to the incentive compensation plans of the Company, and approves modifications in the employee benefit plans with respect to the benefits salaried employees receive under such plans. All actions of the Committee are submitted to the Board of Directors for ratification.

The objective of the Company's compensation program is to provide annual compensation to the employees and executives of the Company that is competitive with that for comparable employment, responsibilities and performance in major industries on a worldwide basis. The Committee, whose members are investors and business leaders, is generally familiar with compensation packages offered by peer group companies. The Committee also familiarizes itself with various forms and types of remuneration from general news reports, periodicals and reports of other public corporations, as well as by consultation with compensation experts from nationally recognized firms. In determining an officer's or other employee's compensation, the Committee considers, in addition to these factors, the individual's job performance, the Company's ability to pay and growth record, cost of living increases, and in the case of all individuals except the Chief Executive, the recommendations of management and the individual's supervisors.

The compensation program of the Company consists principally of salary and from time- to- time, not necessarily annually, an award of stock options or other form of long-term incentive compensation. Historically, stock options have been granted at the market price on the date granted and are exercisable in increments over a five or ten year term. Bonuses are not a part of the compensation program, nor do any executives, including the Chief Executive, have employment contracts. The reportable compensation of all employees is adjusted to reflect the personal use, if any, of Company-owned facilities.

The compensation for the Chief Executive was established by the Committee considering all of the factors previously described in this Report. The Committee proposed and the Board of Directors approved no change in the $2.4 million annual salary for the Chief Executive and granted stock options to him on August 2, 2001 for 500,000 shares of Company stock, exercisable in increments between 2002 and 2006. The strike price for these stock options was at the market price of the Company's stock on the date of grant. The Corporate Governance Committee, comprised of all of the non-management directors, evaluates the performance of the Chief Executive. The evaluation of the Corporate Governance Committee is then forwarded to the Compensation Committee which establishes the compensation for the Chief Executive.

Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to public corporations for compensation paid in excess of $1,000,000 annually to each of the corporation's chief executive officer and four other most highly compensated executive officers. One of the exceptions to this deduction limit is for qualifying "performance-based" compensation. The Company's incentive compensation plans have been designed to qualify as performance-based compensation plans satisfying this exception. However, certain other compensation paid to the Company's executive officers will be subject to the deduction limitation. The Committee believes, in order to retain the flexibility to compensate its executive officers in a competitive environment in accordance with the principles discussed above, that it would be inadvisable to adopt a strict policy of compliance with Section 162(m) in all cases. The Committee will, however, continue to consider future opportunities for compliance with Section 162(m) that it feels are in the best interests of the Company and its stockholders. The Committee also believes that the amount of any expected loss of a tax deduction under Section 162(m) will be insignificant to the Company's overall tax position.

> G. O. Coan, Chairman
> J. R. Block
> F. R. Johnson
> D. J. Mimran
> J. K. Vanier

Comparison of Five Year Cumulative Total Return
Among Archer-Daniels-Midland Company (ADM), the S & P Foods Index
and the S & P 500 Index

Measurement Period (Fiscal Year Covered)	ADM	S & P Foods Index	S & P 500 Index
Measurement Pt - 06/30/96	$100	$100	$100
FYE 06/30/97	$130	$140	$135
FYE 06/30/98	$114	$176	$175
FYE 06/30/99	$96	$159	$215
FYE 06/30/00	$ 65	$139	$231
FYE 06/30/01	$ 93	$162	$197

$100 invested on 06/30/96 in stock or index
including reinvestment of dividends.
Fiscal year ended June 30.

Graph produced in accordance with SEC regulations by Research Data Group, Inc.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
AMONG ARCHER DANIELS MIDLAND COMPANY, THE S & P 500 INDEX
AND THE S & P FOODS INDEX



* $100 INVESTED ON 6/30/96 IN STOCK OR INDEX-
INCLUDING REINVESTMENT OF DIVIDENDS.
FISCAL YEAR ENDING JUNE 30.

Certain Relationships and Related Transactions

During the fiscal year ended June 30, 2001, the Company retained the services of the law firms of Akin, Gump, Strauss, Hauer & Feld of which Robert S. Strauss, a director of the Company, is a partner and Ogilvy Renault of which M. Brian Mulroney, a director of the Company, is the senior partner. The Company may continue to retain the services of, and refer specific matters to, these firms during the next fiscal year. Mr. M.D. Andreas, the son of D.O. Andreas and the brother of Sandra Andreas McMurtrie, was indebted to the Company in the amount of $8,000,000 relating to repayment of amounts advanced on his behalf for legal fees and other expenses pursuant to the Company's Bylaws. Such indebtedness was non-interest bearing and has been fully repaid as of the date of this Proxy Statement. D.O. Andreas is a director of the Company and Sandra Andreas McMurtrie is a nominee for election as a director of the Company.

Report of the Audit Committee

The Audit Committee provides assistance to the Board of Directors in fulfilling its oversight responsibility to the stockholders relating to the Company's financial statements and the financial reporting process, preparation of the financial reports and other financial information provided by the Company to any governmental or regulatory body, the systems of internal accounting and financial controls, the internal audit function, the annual independent audit of the Company's financial statements, and the legal compliance and ethics programs as established by management and the Board.

Management has the primary responsibility for the financial statements and the reporting process including the systems of internal controls. In fulfilling its oversight responsibilities, the Committee reviewed the audited financial statements in the Annual Report with management including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The Committee reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, their judgment as to the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed with the Committee under generally accepted auditing standards. In addition, the Committee has discussed with the independent auditors the auditors' independence from management and the Company including the matters in the written disclosures required by Independence Standards Board Standard No. 1 and considered the compatibility of nonaudit services with the auditors' independence.

The Committee discussed with the Company's internal and independent auditors the overall scope and plans for their respective audits. The Committee meets with the internal and independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting. The Committee held five meetings during fiscal year 2001.

In reliance on the reviews and discussions referred to above, the Committee recommended to the Board of Directors (and the Board has approved) that the audited financial statements be included in the Annual Report on Form 10-K for the year ended June 30, 2001 for filing with the Securities and Exchange Commission. The Committee and the Board have also recommended, subject to shareholder approval, the selection of the Company's independent auditors.

G.O. Coan, Chairman
J.R. Block
H. de Boon
R. Burt
M.H. Carter
D.J. Mimran
A. Young

Auditors

The firm of Ernst & Young LLP, independent auditors, has audited the records of the Company for many years. The Board of Directors wishes to continue the services of this firm for the fiscal year ending June 30, 2002, and the Stockholders' ratification of such appointment is requested. Representatives of Ernst & Young LLP will attend the Annual Meeting, will have the opportunity to make a statement if they desire to do so, and will be available to respond to appropriate questions.

Fees Paid to Independent Auditors

The following table shows the aggregate fees billed to the Company by Ernst & Young LLP for services rendered during the fiscal year ended June 30, 2001:

Description of Fees:		Amount ($)
Audit Fees (1)		2,755,000
Financial Information Systems Design and Implementation		0
All Other Fees		
Audit Related Services (2)	1,028,000	
Other Fees (3)	5,042,000	
Total All Other Fees		6,070,000

(1)   Includes fees for audit of the June 30, 2001 financial statements and reviews of the related quarterly financial statements.
(2)   Includes fees for certain statutory audits, accounting and reporting assistance and audit related work in connection with employee benefit plans of the Company.
(3)   Includes fees related to advice concerning foreign sales corporations, tax advice, tax return preparation and assistance, and acquisition due diligence.

Section 16(a) Beneficial Ownership Reporting Compliance

Based solely upon a review of copies of reports furnished to the Company during the fiscal year ended June 30, 2001, the following persons filed the number of late reports or failed to file reports/representing the number of transactions set forth after his name: P. Krug 1 report/5 transactions and J.K. Vanier 1 report/9 transactions.

PROPOSED AMENDMENT TO THE CERTIFICATE OF INCORPORATION TO INCREASE THE NUMBER OF AUTHORIZED SHARES

On August 10, 2001, the Executive Committee of the Board of Directors of the Company adopted a resolution declaring it advisable to amend Article Fourth of the Certificate of Incorporation of the Company to increase the number of authorized shares of Common Stock without par value from 800,000,000 shares to 1,000,000,000 shares to provide shares for corporate requirements. The presently authorized 500,000 shares of Preferred Stock without par value, none of which have been issued, would remain unchanged.

The proposed Amendment, if adopted by the Stockholders, would increase the number of shares of Common Stock which the Company has authority to issue from 800,000,000 shares to 1,000,000,000 shares.

The proposed Amendment will result in increasing the number of shares of Common Stock authorized but unissued from 119,572,739 to 319,572,739 giving consideration to unexercised stock options. These shares will be available for issuance at the discretion of the Board of Directors from time-to-time for any proper corporate purpose, generally without further action of Stockholders. There are no present agreements, understandings or plans with respect to the issuance of additional shares.

The additional shares of Common Stock to be authorized would be identical to the existing Common Stock in all respects. The holders of the Company's Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. On any liquidation of the Company, after payment of all indebtedness, the assets of the Company will be distributed pro rata to the holders of the Common Stock, subject to such rights as may have been granted to any holders of preferred stock. Holders of the Common Stock have no preemptive rights and are entitled to one vote for each share held on each matter submitted to a vote of stockholders. Cumulative voting for the election of directors is not permitted.

The resolution to be voted upon to effect the Amendment to the Certificate of Incorporation increasing the authorized shares of Common Stock of the Company to 1,000,000,000 is set out in Exhibit "B" to this Proxy Statement.

The affirmative vote of the holders of a majority of the outstanding shares of Common Stock of the Company entitled to vote shall be necessary for adoption of the proposed Amendment.

The Board of Directors recommends that Stockholders vote FOR approval of the proposed Amendment.

STOCKHOLDER'S PROPOSAL NO. 1

The following proposal and supporting statement have been submitted by Martin Glotzer, 7061 North Kedzie, Chicago, Illinois 60645 and/or The Ruffy Corp., 29 East 64th Street, New York, New York 10021-7043. Mr. Glotzer and The Ruffy Corp. hold 115 shares and 546 shares of Company stock, respectively:

Stockholder Proposal: Cumulative Voting

RESOLVED: That the stockholders of Archer-Daniels-Midland Company, assembled in annual meeting   in person and by proxy, hereby request the Board of Directors to take the steps necessary to provide for cumulative voting in the election of directors, which means each stockholder shall be entitled to as many votes as shall equal the number of shares he or she owns multiplied by the number of directors to be elected, and he or she may cast all of such votes for a single candidate, or any two or more of them as he or she may see fit.

REASONS

Strong support along the lines we suggest were shown at the 2000 annual meeting when 151,351,223 shares (33.8%), were cast in favor of this proposal.

We believe the board of directors of Archer-Daniels-Midlands should adopt cumulative voting in the election of directors as part of its program of corporate governance.

Provision for cumulative voting brings to the corporate system a means by which a significant group of stockholders, though in the minority, can elect candidates of its choice, making a more diverse board of directors.

If you agree, please mark your proxy for this resolution; otherwise it is automatically cast against it, unless you have marked to abstain.

Recommendation of the Board of Directors Against the Proposal

The Board of Directors believes that each Director should be chosen for his or her qualifications and ability to serve the Company and all of its Stockholders. Cumulative voting introduces the possibility of a director being committed to serve the special interests of a small fraction responsible for the Director's election, rather than the best interests of the Stockholders as a whole. The present system of voting for the election of Directors avoids the conflict created when a Director is elected by a narrow constituency. The Company's Stockholders defeated similar proposals at the 1998, 1999 and 2000 Annual Meetings.

The Board of Directors recommends that Stockholders vote AGAINST this Stockholder proposal. Proxies solicited by the Board of Directors will be so voted unless Stockholders specify a different choice.

STOCKHOLDER'S PROPOSAL NO. 2

The following proposal and supporting statement have been submitted by Financial Investors Trust, 370 Seventeenth Street, Suite 3100, Denver, Colorado 80202-5627, which holds 45,900 shares of Company stock.

RESOLVED, That the shareholders of Archer-Daniels-Midland request that the Board of Directors adopt a policy prohibiting officers of the Company from receiving any stock options in future years unless the Company outperforms the Peer Group it selects for its Proxy Statement performance chart by at least 10% as measured by aggregate total return to shareholders over the prior five fiscal year period.

SUPPORTING STATEMENT

The charts in the Company's 2000 Proxy Statement which compare the Company's total return to shareholders ("TRS") based on a $100 investment to the S&P 500 Foods Index ("Peer Group") and the S&P 500 Index ("Broad Market") and which also disclose the Company's compensation to its officers demonstrate the difficulty the Company has had in relating its performance for its shareholders to its compensation for its officers. It is important to note that the Company selects its own Peer Group and Broad Market for performance comparison, subject to review by the Securities and Exchange Commission.

For fiscal 1999, the Company's TRS dropped $15.29-a worse performance than both its Peer Group and the Broad Market. Nonetheless: the Chairman/CEO of the Company was awarded options on 118,123 shares of stock (in addition to his salary of $2,437,698); the President was awarded options on 47,250 shares (in addition to a salary of $625,543); and a Senior Vice President was awarded options on 100,000 shares (in addition to his salary of $781,507).

The 2000 Proxy Statement also demonstrates that the Company's underperformance for its shareholders has been a long-term problem. In terms of TRS, a $100 investment in the Company on June 30, 1995 would have lost $28.72 by June 30, 2000. That same $100 investment over the same time period would have made $63.49 in the Peer Group and $190.74 in the Broad Market.

Why should the officers who have presided over this sustained period of underperformance for shareholders be awarded options on hundreds of thousands of shares? It is not in the best interest of shareholders that officers only be granted options as a reward for sustained, superior performance on behalf of shareholders?

It is respectfully submitted that it would be in the best interests of the Company's shareholders if the Board of Directors would adopt a policy that will prohibit the officers of the Company from being granted any stock options in future years unless the company has outperformed its Peer Group by at least 10% in terms of aggregate TRS over the previous five year fiscal year period.

Recommendation of the Board of Directors Against the Proposal

As reflected in the report of the Compensation Committee included in this Proxy Statement, the Company has a compensation program consisting principally of salary and the periodic awarding of stock options. The stock options are awarded at or above the market price of the Common Stock of the Company on the date of the grant. Since these stock options have value only if the Company's stock appreciates in value, the Board of Directors believes that this practice provides an appropriate incentive to management and is consistent with the interests of the Stockholders in linking management's compensation to the performance of the Company.

The awarding of stock options is a common component of compensation programs of comparable companies with whom the Company competes for the best-qualified persons. This Stockholder proposal would severely limit the ability of the Company to offer competitive compensation to current or prospective officers without substantially increasing such persons' cash compensation. This would have the undesired effect of decoupling management's compensation from the Company's performance.

The Board of Directors recommends that Stockholders vote AGAINST this Stockholder proposal. Proxies solicited by the Board of Directors will be so voted unless Stockholders specify a different choice.

STOCKHOLDER'S PROPOSAL NO. 3

The following proposal and supporting statement have been submitted by Mr. John J. Crapo, P.O. Box 400151, Cambridge, MA 02140-0002. Mr. Crapo owns 300 shares of Company stock.

Shareholder Proposal:

Shareholders recommend one third of the board of directors (the "Board") of Archer-Daniels-Midland Company (the "Corporation") nominees for board membership shall be:

Eighteen years old to thirty-one years old

Thirty-two years old to sixty-five years old

Sixty-six years old and older

Supporting Statement

On a hopeful note we shareholders and proxy voting in annual meeting of shareholders assembled for the purpose of a shareholder meeting of our Corporation believe it will benefit by the greater diversity in selection of board nominees.

Her Most Excellent Majesty the Right Excellent Elizabeth II, Sovereign, Regnant of the United Kingdom and the Province of Northern Ireland ("Great Britain") of the State of Antigua and Barbuda, the Commonwealth of Australia and Her Other Realms was born in the year 1926 and is wedded to His Royal Highness Prince Philip, the Right Honorable Duke of Edinburgh who was born the year 1921, a foreigner and now is a naturalized citizen of Great Britain and his many official duties include being Chancellor of the University of Edinburgh, and Admiral of the Fleets of Great Britain, the Commonwealths of Australia and New Zealand, the royal Canadian Sea Cadets. In the year 1899, the Leeward Islands were hit by a devastating hurricane and Her Imperial Majesty the Most Imperial Victoria, Regnant who was born in the year 1819 promptly dispatched humanitarian help to the Leeward Islands of Greater Britain which had been nearly devastated by the most disastrous hurricane. The years 1899-1905, the United States of America was using brutal warfare to suppress the Philippines independence movement, and in China it helped suppress the Boxers' who were encouraged by the Chinese Dowager Empress here Right Excellent the Widow of the Emperor Tosi-Shun Al-Sin Kioh-Lo Tung-Chi who departed in the year 1875.

Her Most Gracious and Right Excellent Majesty Elizabeth Dowager Sovereign Consort of Great Britain and whose other titles include former Dowager Empress Consort of what is now the Republics of Sri Lanka, Myanmar, Persekutuan Tanah Malaysia, Singapore, Pakistan, India and Former Provinces, who is now Colonel in Chief of the Royal Army Medial Corps, Commander in Chief of the Women in the Royal Air Force, Women in the Royal Air Force Central Flying School was born in the year 1900.

His Royal Highness Prince William of the Principality of Wales was born in the year 1982. His Royal Highness the Prince of Wales who is Chancellor of the University of Wales, Colonel in Chief of the Royal Pacific Islands Regiment and the Parachute Regiment of Great Britain who was born in the year 1948. Last year he was a volunteer in the southern hemisphere. Her Royal Highness Princess Elizabeth Alexandra Mary Windsor upon attaining eighteen years of age saw world war two service as Second Subaltern in the Auxiliary Territorial Service. XXXXXXXXXXXXX

Recommendation of the Board of Directors Against the Proposal

The Board of Directors believes that each director should be chosen for his or her qualifications and ability to serve the Company and all of its Stockholders. The Nominating Committee of the Board of Directors seeks out and recommends director-nominees with the experience, business judgment and character to oversee the Company's operations. This policy results in the selection of directors based on their individual merit. The Stockholder proposal imposes arbitrary age-based criteria on the director selection process, which the Board of Directors believes is not in the best interests of the Stockholders.

The Board of Directors recommends that Stockholders vote AGAINST this Stockholder proposal. Proxies solicited by the Board of Directors will be so voted unless Stockholders specify a different choice.

Deadline for Submission of Stockholder Proposals

Proposals of Stockholders intended to be presented at the next Annual Meeting and desired to be included in the Company's Proxy Statement for that meeting must be received by the Secretary, Archer-Daniels-Midland Company, 4666 Faries Parkway, Decatur, Illinois, 62526, no later than May 27, 2002, in order to be included in such Proxy Statement. Generally, if written notice of any Stockholder proposal intended to be presented at the next Annual Meeting is not delivered to the Secretary at the above address between August 3, 2002 and September 2, 2002 (or, if the next Annual Meeting is called for a date that is not within the period from October 2, 2002 to December 1, 2002, if such notice is not so delivered by the close of business on the tenth day following the earlier of the date on which notice of the date of such Annual Meeting is mailed or public disclosure of the date of such Annual Meeting is made), or if such notice does not contain the information required by Section 1.4(c) of the Company's Bylaws, the chair of the Annual Meeting may declare that such Stockholder proposal be disregarded.

Other Matters

It is not contemplated or expected that any business other than that pertaining to the subjects referred to in this Proxy Statement will be brought up for action at the meeting, but in the event that other business does properly come before the meeting calling for a Stockholders' vote, the Proxy Committee will vote thereon according to its best judgment in the interest of the Company.

By Order of the Board of Directors
ARCHER-DANIELS-MIDLAND COMPANY

October 4, 2001   D. J. Smith, Secretary

EXHIBIT “A”
ADM AUDIT COMMITTEE CHARTER

Organization and Membership Requirements

The Audit Committee (the "Committee") shall be appointed by the Board of Directors (the "Board") and shall be comprised of at least three directors, each of whom are independent of management and the Company. Members of the Committee shall be considered independent if they have no relationship that may interfere with the exercise of their independence from management and the Company and otherwise meet the independence requirements for audit committee members as established by the New York Stock Exchange and the Bylaws of the Company. All Committee members shall be financially literate, or shall become financially literate within a reasonable period of time after appointment to the Committee, and at least one member shall have accounting or related financial management expertise as such qualifications are interpreted by the Board. The Committee shall review and reassess the charter at least annually and recommend changes to the Board as appropriate. Decisions by the Board regarding the content and application of these requirements shall be final.

Statement of Responsibilities

The Committee shall provide assistance to the Board in fulfilling its oversight responsibility to the shareholders relating to the Company's financial statements and the financial reporting process, preparation of the financial reports and other financial information provided by the Company to any governmental or regulatory body, the systems of internal accounting and financial controls, the internal audit function, the annual independent audit of the Company's financial statements, and the legal compliance and ethics programs as established by management and the Board. The Committee shall assure that the corporate information gathering and reporting systems developed by management represent a good faith attempt to provide senior management and the Board with information regarding material acts, events and conditions within the Company. The Committee shall maintain free and open communication with the outside auditors, the internal auditors and management of the Company in fulfilling these responsibilities. In discharging its oversight role, the Committee is empowered to investigate any matter brought to its attention with full access to all books, records, facilities, and personnel of the Company and the power to retain outside counsel or other experts for this purpose. In addition, the Committee will promulgate, and have the authority to assure adherence to, policies and procedures regarding compliance with the law, the Company's procedures for circulating these policies and for educating employees regarding compliance with these policies.

Statement of Processes

The following shall be the principal recurring processes of the Committee in carrying out its responsibilities. The processes are set forth as a guide with the understanding that the Committee may amend or supplement them as appropriate.

- The Committee shall have a clear understanding with management and the outside auditors that the outside auditors are ultimately accountable to the Board and the Committee, as representatives of the Company's shareholders. The Committee shall be responsible for ensuring that the outside auditor submits on a periodic basis to the Committee a formal written statement delineating all relationships between the outside auditor (and its affiliated auditors) and the Company consistent with Independence Standards Board Standard No. 1. The Committee shall engage in a dialogue with the outside auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the outside auditor and shall recommend appropriate action to be taken by the Board in response to the outside auditors' report to satisfy itself of the outside auditors' independence. The Committee, subject to any action taken by the Board, shall have the ultimate authority and responsibility to evaluate and, where appropriate, replace the outside auditors. Annually, the Committee shall review and recommend to the Board the selection of the Company's outside auditors.

- The Committee shall discuss with the internal auditors and the outside auditors the overall scope and plans for their respective audits including the adequacy of staffing and compensation. Also, the Committee shall discuss with management, the internal auditors, and the outside auditors the adequacy and effectiveness of the accounting and financial controls, including the Company's system to monitor and manage business risk, and legal and ethical compliance programs. Further, the Committee shall meet separately with the internal auditors and the outside auditors, with and without management present, to discuss the results of their examinations.

- The Committee will require senior corporate officers to report to the Committee on a regular basis, not less than three (3) times a year, regarding education concerning, and compliance with, the Company's policies and procedures and all federal and state laws.

- The Committee will report regularly, not less than three (3) times a year, to the Board regarding the effectiveness of the Company's policies and procedures.

•   The Committee shall review the interim financial statements with management and the outside auditors prior to the filing of the Company's Quarterly Report on Form 10-Q in accordance with SAS No. 61. Also, the Committee shall discuss the results of the quarterly review and any other matters required to be communicated to the Committee by the outside auditors under SAS No. 61. The chair of the Committee may represent the entire Committee for the purposes of this review.

•   The Committee shall review with management and the outside auditors the financial statements to be included in the Company's Annual Report on Form 10-K (or the annual report to shareholders if distributed prior to the filing of Form 10-K), including their judgement about the quality, not just acceptability, of accounting principles, the reasonableness of significant judgments, the clarity of the disclosures in the financial statements, and approve if appropriate major changes to the Company's internal auditing and accounting principles and practices. Also, the Committee shall discuss the results of the annual audit and any other matters required to be communicated to the Committee by the outside auditors under generally accepted auditing standards.

Exhibit "B"

RESOLVED that the Certificate of Incorporation of the Company be amended by striking out and deleting all of the first paragraph of Article Fourth of such Certificate of Incorporation and by inserting in such Certificate of Incorporation a new first paragraph of such Article Fourth which shall read as follows:

"FOURTH: The total number of shares of all classes which the Corporation shall have authority to issue is 1,000,500,000, consisting of 1,000,000,000 shares of Common Stock and 500,000 shares of Preferred Stock, all without par value."

RESOLVED FURTHER that except as above amended the remainder of such Article Fourth shall remain unchanged.

RESOLVED FURTHER that the present stated capital of the Company shall remain unchanged by virtue of this amendment.

RESOLVED FURTHER that the Board of Directors recommends the adoption by the Stockholders of the foregoing amendment and that the foregoing amendment be submitted to a vote of the Stockholders of the Company, entitled to vote with respect thereof, at the Annual Meeting scheduled to be held on November 1, 2001.

RESOLVED FURTHER that upon the filing of the amendment to the Certificate of Incorporation described above, the presently authorized number of shares of Common Stock of the Company (800,000,000 shares) shall be increased to 1,000,000,000 shares of Common Stock without par value.

Please fill in and sign the accompanying form of proxy and mail as soon as possible
in the enclosed addressed envelope. No postage is necessary.

ANNUAL MEETING OF STOCKHOLDERS

    YOU ARE URGED TO ATTEND THE ANNUAL MEETING OF STOCKHOLDERS. THE MEETING WILL BE HELD AT 11:00 A.M. ON THURSDAY, NOVEMBER 1, 2001, AT THE JAMES R. RANDALL RESEARCH CENTER, 1001 BRUSH COLLEGE ROAD, DECATUR, ILLINOIS.

    ADMITTANCE TO THE ANNUAL MEETING WILL BE LIMITED TO STOCKHOLDERS. IF YOU ARE A STOCKHOLDER OF RECORD AND PLAN TO ATTEND, PLEASE DETACH THE ADMISSION TICKET FROM THE TOP OF YOUR PROXY CARD AND BRING IT WITH YOU TO THE ANNUAL MEETING. THE NUMBER OF PEOPLE ADMITTED WILL BE DETERMINED BY HOW THE SHARES ARE REGISTERED, AS INDICATED ON THE ADMISSION TICKET. IF YOU ARE A STOCKHOLDER WHOSE SHARES ARE HELD BY A BROKER, BANK OR OTHER NOMINEE, PLEASE REQUEST AN ADMISSION TICKET BY WRITING TO: ARCHER-DANIELS-MIDLAND COMPANY SHAREHOLDER RELATIONS, 4666 FARIES PARKWAY, DECATUR, IL 62526-5666. EVIDENCE OF YOUR STOCK OWNERSHIP, WHICH YOU CAN OBTAIN FROM YOUR BROKER, BANK OR NOMINEE, MUST ACCOMPANY YOUR LETTER. STOCKHOLDERS WHO ARE NOT PRE-REGISTERED WILL ONLY BE ADMITTED TO THE MEETING UPON VERIFICATION OF STOCK OWNERSHIP. THE NUMBER OF TICKETS SENT WILL BE DETERMINED BY THE MANNER IN WHICH SHARES ARE REGISTERED. IF YOUR REQUEST IS RECEIVED BY OCTOBER 26, 2001, AN ADMISSION TICKET WILL BE MAILED TO YOU. ALL OTHER ADMISSION TICKETS CAN BE OBTAINED AT THE REGISTRATION TABLE LOCATED AT THE JAMES R. RANDALL RESEARCH CENTER LOBBY BEGINNING AT 9:30 A.M. ON THE DAY OF THE ANNUAL MEETING.

LOGO

Annual Meeting of Stockholders 2001 ANNUAL MEETING
Thursday,   November 1, 2001   **ADMISSION TICKET**
11:00 a.m. local time
James R. Randall Research Center
1001 Brush College Road
Decatur, IL 62526

Please present this ticket for admittance of the stockholder(s) named above. Admittance will be based upon availability of seating.

Instructions for Voting Your Proxy
This proxy covers all Archer-Daniels-Midland Company shares you own in any of the following ways (provided the registrations are identical):
• 　　　　Shares held of record
• 　　　　ADM 401(k) Plan for Hourly Employees
• 　　　　ADM Employee Stock Ownership Plan for Salaried Employees
• 　　　　ADM Stock Purchase Plan for Salaried Employees-Canada
• 　　　　ADM Employee Stock Ownership Plan for Hourly Employees
• 　　　　ADM Stock Purchase Plan for Hourly Employees-Canada
• 　　　　ADM 401(k) Plan for Salaried Employees
• 　　　　ADM Stock Purchase Plan
We are now offering stockholders three alternative ways of voting this proxy:
• 　　　　**By Telephone** (using a touch tone telephone)
• 　　　　**Through the Internet** (using a browser)
• 　　　　**By Mail** (traditional method)

Your telephone or Internet vote authorizes the named proxies to vote your shares in the same manner as if you had returned your proxy card. We encourage you to use these cost effective and convenient ways of voting, 24 hours a day, 7 days a week.

TELEPHONE VOTING Available only until 5:00 p.m. Eastern time on October 31, 2001
• 　　　　This method of voting is available for residents of the U.S. and Canada
• 　　　　On a touch tone telephone, call TOLL FREE 1-800-850-5909, 24 hours a day, 7 days a week
• 　　　　You will be asked to enter **ONLY** the CONTROL NUMBER shown below
• 　　　　Have your proxy card ready, then follow the prerecorded instructions
• 　　　　Your vote will be confirmed and cast as you directed

INTERNET VOTING   Available only until 5:00 p.m. Eastern time on October 31, 2001
• 　　　　Visit the Internet voting website at http://proxy.georgeson.com
• 　　　　Enter the COMPANY NUMBER and CONTROL NUMBER shown below and follow the instructions on your screen
• 　　　　You will incur only your usual Internet charges

VOTING BY MAIL•   Simply mark, sign and date your proxy card and return it in the postage-paid envelope
• 　　　　If you are voting by telephone or the Internet, please do not mail your proxy card

COMPANY NUMBER

CONTROL NUMBER

TO VOTE BY MAIL, PLEASE DETACH PROXY CARD HERE

**Please mark
votes as in
this example.**

**This proxy, when properly executed, will be voted in the manner directed below. If no direction is made, this proxy will be
voted "FOR" Items 1, 2 and 3 and "AGAINST" Items 4, 5 and 6.**

Archer-Daniels-Midland Company's Board of Directors recommends a vote "FOR" Items 1, 2 and 3.

1. Election of Directors

G. A. Andreas, S. A. McMurtrie, M. H. Carter, H. de Boon, R. S. Joslin,
D. J. Mimran, M. B. Mulroney, J. K. Vanier, O. G. Webb and A. Young

FOR
all nominees
listed (except
as indicated)

WITHHOLD
AUTHORITY
to vote all
nominees listed

(Instruction: To withhold authority to vote for any individual
nominee strike a line through the nominee's name in the list above.)

2. Ratify the appointment of Ernst & Young LLP as independent accountants for the fiscal year ending June 30, 2002

FOR   AGAINST   ABSTAIN

3. To consider and act upon a proposal to amend Article Fourth of the Certificate of Incorporation of the Company increasing the
authorized common stock without par value from 800,000,000 shares to 1,000,000,000 shares.

FOR   AGAINST   ABSTAIN

Archer-Daniels-Midland Company's Board of Directors recommends a vote "AGAINST" Items 4, 5 and 6.

4. Adopt Stockholder's Proposal No. 1 (Cumulative Voting)

FOR   AGAINST   ABSTAIN

5. Adopt Stockholder's Proposal No. 2
(Limit on Stock Options)

FOR   AGAINST   ABSTAIN

6. Adopt Stockholder's Proposal No. 3
(Board Diversity)

FOR   AGAINST   ABSTAIN

DATE: _____ , 2001
_____

Signature(s)
IMPORTANT: Please sign exactly as your name(s) appear(s) below. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.

PLEASE DETACH PROXY CARD HERE

P
R
O
X
Y

ARCHER-DANIELS-MIDLAND COMPANY
This Proxy is Solicited on Behalf of the Board of Directors
for the Annual Meeting of Stockholders on November 1, 2001

This proxy when properly executed will be voted in the manner directed herein by the
undersigned Stockholder. If no direction is made, this Proxy will be voted "FOR" Items 1, 2 and 3 and "AGAINST" Items 4, 5 and 6.
The undersigned hereby appoints G. A. Andreas,
M. H. Carter, and O. G. Webb as Proxies, with the power of substitution, to represent and to vote, as designated below, all the shares
of the undersigned held of record on September 7, 2001,
at the Annual Meeting of Stockholders to be held on November 1, 2001 and any adjournments thereof.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ITEMS 1, 2 and 3
AND "AGAINST" ITEMS 4, 5 AND 6.

(Important – To be signed and dated on reverse side)